BCAP LLC
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 412-4000

                                  June 21, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   BCAP LLC
                  Pre-Effective Amendment No. 3 to the Registration Statement on Form S-3 File No. 333-133181

Ladies and Gentlemen:

            In accordance with Rule 461 under the Securities Act of 1933, as amended, BCAP LLC (the "Company") hereby requests acceleration of effectiveness of the above-referenced registration statement to 10:00 a.m., Washington, D.C. time on June 23, 2006 or as soon thereafter as practicable.

            The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    Very truly yours,


                                    BCAP LLC


                                    By:   /s/ Levent Kahraman
                                       -----------------------------------------
                                       Name:  Levent Kahraman
                                       Title: Vice President and Chief
                                              Financial Officer